CENTER TELECOM
JOINT-STOCK CENTRAL TELECOMMUNICATION COMPANY

03 JUN -9 AM 7:21

№ 08-15/149
27.05.2003



Securities and Exchange Commission
Office of International Finance,
Corporate Finance Division
450 Fifth Street, NW
Washington, DC 20549-1044, USA

SUPPL

Dear Sirs,

With this letter we want to present you the following set of materials:

1. Notice to shareholders of the annual general meeting.
2. Profit and loss account under annual accounting reports according to the Russian Accounting Standards.
3. Report of the Company's Audit Commission on the results of a check of annual financial statements of the Company for 2002.
4. Opinion of the Company's auditor Private JSC Ernst&Young on accounts of JSC CenterTelecom for 2002.
5. On payments of dividends on shares of the Company for 2002.
6. Candidates to the Board of Directors.
7. Candidates to the Audit Commission.
8. Regulations on the General Meeting of Shareholders of JSC CenterTelecom (a new issue).
9. About remuneration of members of the Board of Directors.
10. Ballot papers.
11. Material facts concerning activity of the Company (three Material Facts)

PROCESSED
JUN 19 2003
THOMSON FINANCIAL

Yours sincerely,

Ruben A. Amaryan
General Director

dlw 6/11

№ 82-5198

Joint-Stock Central Telecommunication Company
23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia.

Notice to shareholders.

Dear shareholder.

Please be advised that an annual general meeting of shareholders of JSC CenterTelecom (the Company) in the form of joint attendance will be held at 11 am, on June 24, 2003 at the following venue: Ekaterininski Palace, 2 Suvorovskaya Square, Moscow, Russia (the nearest underground station is Novoslobodskaya).

Registration of attending shareholders will commence at 9 am, on June 24, 2003 at the same address.

Agenda of the annual general meeting of shareholders.

1. Approval of the annual report, annual accounting statements including statement of profit and loss (profit and loss account) of the Company, as well as of distribution of profit, including payment (declaration) of dividends, and loss of the Company according to results of 2002.
2. Election of members of the Board of Directors.
3. Election of members of internal Audit Commission.
4. Approval of the Company's auditor for 2003.
5. Approval of a new issue of the Regulations on the General Meeting of Shareholders of the Company.
6. Determination of remuneration of members of the Company's Board of Directors.

Putting items #1 and #4 on the agenda of the annual general meeting of shareholders was initiated by the Russian Federal Property Fund.
Item #2 was put on the agenda on the initiative of Lindsell Enterprises Limited.

A list of shareholders entitled to take part in the annual general meeting of shareholders was compiled based on the entries in the register of shareholders as at 6 pm on May 5, 2003.

Materials to the agenda items of the annual general meeting of shareholders can be reviewed from May 30, 2003 at the following addresses:

JSC CenterTelecom, 23 Proletarskaya Street, Khimki, Moscow region, Russia.
Phone: (+7 095) 573—33-20.

JSC CenterTelecom, Office 316, 6 Degtiarny Pereulok, Building 2, Moscow, Russia.
Phone (+7 095) 209-28-29.

Belsvyaz – subsidiary of JSC CenterTelecom, 3 Revolution Square, Belgorod, Russia.
Phone (+7 0722) 33-66-79.

Bryansksvyazinform – subsidiary of JSC CenterTelecom, 9 Karl Marx Square, Bryansk, Russia.
Phone (+7 0832) 44-55-88.

Elektrosvyaz of Vladimir region - subsidiary of JSC CenterTelecom, 42 Gorkiy Street, Vladimir, Russia. Phone (+7 0922) 35-34-60.

Voronezhsvyazinform - subsidiary of JSC CenterTelecom, 35 Revolution Prospekt, Voronezh, Russia. Phone (+7 0732) 53-34-73.

Ivtelecom – subsidiary of JSC CenterTelecom, 1 the 10th of August Street, Ivanovo, Russia.
Phone (+7 0932) 47-13-36.

Kaluga subsidiary of JSC CenterTelecom, 38 Teatralnaya Street, Kaluga, Russia.
Phone (+7 0842) 591-937.

KostromaTelecom – subsidiary of JSC CenterTelecom, 1 Podlipaeva Street, Kostroma, Russia. Phone (+7 0942) 62-12-48.

Kursk subsidiary of JSC CenterTelecom, 8 Krasnaya Square, Kursk, Russia. Phone (+7 0712) 55-40-42.

Lipetskelektrosvyaz – subsidiary of JSC CenterTelecom, 61 Oktyabrskaya Street, Lipetsk, Russia. Phone (+7 0742) 72-60-88.

Orel subsidiary of JSC CenterTelecom, 43 Lenin Street, Orel, Russia. Phone (+7 0862) 43-18-96.

Ryazan subsidiary of JSC CenterTelecom, 43 Schedrina Street, Ryazan, Russia. Phone (+7 0912) 27-22-05.

SmolenskTelecom – subsidiary of JSC CenterTelecom, 6 Oktyabrskaya Revolution Street, Smolensk, Russia. Phone (+7 0812) 68-31-76.

Tambovskaya Elektrosvyaz – subsidiary of JSC CenterTelecom, 2-B Antonova-Ovseenko Street, Tambov, Russia. Phone (+7 0752) 75-05-88.

Tver subsidiary of JSC CenterTelecom, 24 Novotorzhskaya Street, Tver, Russia. Phone (+7 0822) 48-79-79.

TulaTelecom – subsidiary of JSC CenterTelecom, 33 Prospekt Lenina, Tula, Russia. Phone (+7 0872) 36-44-18.

Yartelecom – subsidiary of JSC CenterTelecom, 22 Komsomolskaya Street, Yaroslavl, Russia. Phone (+7 0852) 72-91-87.

and on the Company's web-site at: www.centertelecom.ru.

A shareholder (shareholder's proxy) is entitled to an early vote by sending completed voting ballots to: 6 Degtiarny Pereulok, Building 2, Moscow, 125993, Russia. The cut-off date for accepting voting ballots by the Company is June 21, 2003 inclusively.

Ballots received by the Company not later than 2 days before the annual general meeting of shareholders are taken into account in determination of quorum and vote counting results. A ballot is deemed valid, if only one voting option is left in it. Additionally a ballot must be signed by the shareholder (shareholder's proxy).

In the event of power of attorney based voting by sending the ballots to the Company, the ballots should be accompanied by the power of attorney on the basis of which the proxy is acting, or its duly certified copy, or by a document confirming the right of the proxy to act on behalf of a shareholder-legal entity without a power of attorney.

In the event of personal attendance at the general meeting, shareholders (their representatives) should have on them identity documents and ballot papers for voting. Authority of representatives of shareholders – natural persons should be confirmed by a power of attorney certified by a notary public or in any other way, provided for by the Civil Code of the Russian Federation. Authority of representatives of shareholders – legal entities should be confirmed by a power of attorney certified by the shareholder, or by a document confirming the right of the representative to act on behalf of the shareholder-legal entity without a power of attorney.

R. Amaryan
General Director
JSC CenterTelecom

For more information call at (+7 095) 209-38-49

№ 82-5198

PROFIT and LOSS ACCOUNT
(According to the Russian Accounting Standards)
for 2002

			Codes
		Form 2 by OKUD	0710002
Region	**Central and Central Black-Soil**	Date (year, month, day)	2003, March 31
Organization	**JSC CenterTelecom**	By OKPO	1140111
Taxpayer Identification Number	5000000970	INN	5000000970
Business activity	**Telecommunications services**	By OKDP	6400
Legal status / form of ownership	**Mixed ownership**	By OKOPF/OKFS	47/42
Unit	**Russian roubles (RUR) in thousands (RUR'000)**	by OKEI	
		Date of approval	
		Date of submitting (receipt)	

Description	Line code	Over the reporting period*	Over the reporting period taking into account data on the merged companies**	Over the same period previous year taking into account data on the merged companies***
1	2	3	4	5
I. Ordinary activity revenues and expenses				
Net revenues from sale of goods, products, services (less VAT, excise duties and other mandatory payments).	010	5,366,325	16,389,267	12,799,301
including sales of telecommunications services	011	5281680	16016251	12505715
Costs of sale of goods, products, services, works	020	(4,270,668)	(12,131,919)	(9,994,779)
including costs of telecommunications services	021	(4,224,148)	(11,887,067)	(9,578,046)
Gross profit	029	**1,095,657**	**4,257,348**	**2,804,522**
Selling expenses	030			
General and administrative expenses	040			
Profit (loss) from sales	050	**1,095,657**	**4,257,348**	**2,804,522**
II. Operating income and expenses				
Interest receivable	060	388	2,416	2,454
Interest payable	070	(335,654)	(556,538)	(312579)
Income from participation in other organizations	080	55	562	363
Other operating income	090	376,725	662,787	90,711
Other operating expenses	100	(763,789)	(1,679,718)	(360,953)
III. Non-operating income and expenses				
Non-sales income	120	61,192	252,970	263,284
Non-sales expenses	130	(376,827)	(1298320)	(741411)
Profit (loss) before tax	140	**57,747**	**1,641,507**	**1,746,391**
Profit tax and other similar mandatory payments****	150	(64,649)	(557,240)	(663,044)
Operating profit (loss)	160	**(6,902)**	**1,084,267**	**1,083,347**
IV. Extraordinary income and expenses				
Extraordinary income	170	88	88	80
Extraordinary expenses	180		(55)	(236)
Net profit (undistributed profit (loss) in the reported period).	190	**(6,814)**	**1,084,300**	**1,083,191**

For the reorganized companies:

* Column 3: Figures referring to the core company in the period from January 1, 2002 through December 31, 2002 and the merged companies from the date of the reorganization through December 31, 2002 arrived at by adding up the respective lines.

** Column 4. Figures referring to the core organization of the merger and merged companies in the period from January 1, 2002 through December 31, 2002, arrived by adding up the figures in column 3 and respective figures referring to the merged companies over the period from January 1, 2002 through the date of merger.

*** Column 5: Figures referring to the core organization and merged organizations in the period from January 1, 2001 through December 31, 2001 arrived at by adding up the respective lines.

**** Net profit corresponding to the figure in line 470 column 5 of the balance sheet.

***** Line 150 "Profit tax and other similar mandatory payments" is not filled out by the merged companies.

N 82-5798

Audit Commission report
on the results of the check of the
annual accounting statements of JSC Central Telecommunication Company
- upon the results of the check of financial and business activities
of JSC Central Telecommunication Company in 2002;
- upon the results of the financial statements for 2002; - on the credibility of data contained in the annual report, accounting statements for 2002

April 7, 2003 Moscow

Based on the Regulations on the Audit Commission of Joint-Stock Central Telecommunication Company the Audit Commission of JSC CenterTelecom, including:

- I. Prokofieva
- K. Belyaev
- K. Frolov
- A. Plyusnin
- K. Kravchenko

conducted a check of the annual accounting reports (financial statements) for 2002.

The check was carried out from April 1, 2003 through April 4, 2003 along the following lines:

- test of data contained in the annual report and accounting reports for 2002;
- accounting and bookkeeping, and provision of financial reporting data in 2002.

In the reporting period checks of entities joined to JSC CenterTelecom as wholly owned regional subsidiaries were conducted by respective audit commissions. Results of the checks were submitted for review by Boards of Directors of respective companies.

General reference information

Full name of the company: Joint-Stock Central Telecommunication Company.
Legal address: 23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia.
Head office location: 6 Degtiarny Pereulok, Building 2, GSP 3, Moscow, 125993, Russia.
Date of the company's state registration: July 23, 1997. Basic state registration number: 1025006174710 (with additions of November 30, 2002).

Persons responsible for the financial and business activity of the Company in the reporting period are:
R. Amaryan, General Director
R. Konstantiniva, Chief Accountant.

The general meeting of shareholders is the supreme governing body of the Company; in between the meetings the Board of Directors chaired by the Chairman is the supreme governing body. The Management Board headed by the General Director is the Company's executive body.

The check established the following:

The Company in its financial and business activity is guided by provisions of the Civil Code, Tax Code, and other applicable legislation of the Russian Federation.

Accounting reports (financial statements) are prepared based on the requirements of the Federal law of November 21, 1996 #129-FZ On bookkeeping and accounting reports (as subsequently amended and altered), regulations on bookkeeping and accounting reports, approved by Order #34n of July 29, 1998, Order #43n of July 6, 1999 On approval of regulations on accounting – "Accounting of organizations" (PBU 4/99), Order #60n of June 28, 2000 On guidelines for organizations to calculate accounting data (as amended and supplemented), all issued by the Ministry of Finance (MoF) of the Russian Federation.

The check included verification on a selective test basis of figures and numbers, and explanations contained in the accounting reports.

In the opinion of the Audit Commission the accounting data do not make it possible to obtain reliable information with respect to reflection of operations related to sales of services by Lyuberetski local branch of the Company. Neither is it possible to confirm the moment when accounts receivable with respect to settlements with subscribers started to build-up; due to this and other violations of accounting for billing, it appeared impossible to confirm allocations to cover doubtful debt provisions and their total amount.

Apart from some reservations, the Company's Audit Commission found no material breaches of rules and regulations governing bookkeeping and accounting that might significantly affect credibility of the accounting reports.

The accounting reports of JSC Central Telecommunication Company present comprehensive and objective information on the financial and business processes and results of the Company's activities required for day-to-day running and management of the Company, and for using this information by investors, suppliers, purchasers, creditors, tax and financial authorities, banks and other interested parties.

Statement of opinion

In the opinion of the Audit Commission members, apart from some reservations, the accounting reports are prepared in such a manner as to ensure reflection of assets and liabilities of the Company as at December 31, 2002 and results of its financial activities in 2002 based on provisions of statutory acts issued by the MoF of the Russian Federation (Orders #34n of July 29, 1998, #43n of July 6, 1999, #60n of June 28, 2000 as amended and altered.

Chairperson of the Audit Commission — I. Prokofieva
Members of the Audit Commission — K. Belyaev
K. Frolov
K. Kravchenko
Secretary of the Audit Commission — A. Plyusnin

(signatures)

№ 82-5198

03 JUN -9 AM 7:21

JSC CenterTelecom
Auditor's report
on the accounts for 2003
April 2003

AUDITOR'S OPINION
ON ACCOUNTS OF JSC CENTERTELECOM
OF AN INDEPENDENT AUDIT FIRM

To the shareholders of JSC CenterTelecom

AUDITOR'S DETAILS:
Name: Private JSC (ZAO) Ernst&Young Vneshaudit
Location: 20/12 Podsosenski per., Building 1-1A, Moscow, 105062, Russia.
State registration: #033.468, series ЛО-011903, issued by Moscow registration chamber on March 23, 2000.
License to carry out auditing activities including general and bank audit, and audit of insurance organizations, funds and exchanges, #E003246, approved by Order #9, issued by the Ministry of Finance on January 17, 2003, valid for 5 years.

DETAILS of the AUDITED COMPANY
Name: JSC CenterTelecom
Location: 23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia
State registration: #127 of June 20, 1994 with the Moscow region Registration Chamber.

Licenses to carry out activities to be licensed.

Type of activity	License number	Issued by	Date of issue	Valid till
Provision of local and inside area code telephone service	24064	Ministry of the Russian Federation for Communication and Informatization	October 10, 2002	October 10, 2012
Provision of domestic long-distance and international telephone service	23250	Ministry of the Russian Federation for Communication and Informatization	November 11, 2002	November 11, 2007
Provision of telecommunications channels for lease	23247	Ministry of the Russian Federation for Communication and Informatization	November 11, 2002	November 11, 2007

Altogether 52 licenses.

1. We have conducted an audit of CenterTelecom's accounting reports for the period from January 1 through December 31, 2002 inclusively.
2. JSC CenterTelecom's accounting reports include the (consolidated) balance sheet marked with the words "As at the reporting period end taking into account data on the merged companies", profit and loss account marked with the words "Over the reporting period", statement of changes in equity, statement of cash flow, the annex to the balance sheet and the explanatory notes in the part, marked by the words "As at the reporting period end taking into account data on the merged companies" and "Over the reporting period". Preparation and provision of these accounting reports are the responsibilities of JSC CenterTelecom's management. Our responsibility is to express opinion based on the conducted audit regarding true and fair nature in all material aspects of these accounting reports and compliance of bookkeeping and accounting with the applicable law of the Russian Federation.
3. Audit of JSC CenterTelecom's balance sheet as at December 31, 2001 in the part marked by the words "As at the reporting period start" was conducted by another audit organization whose opinion regarding true and fair nature of JSC CenterTelecom's accounting reports for the year ended December 31, 2001 was expressed in a qualified auditor's opinion dated March 29, 2002. The opinion of that auditor contained reservations with respect to accounting for provision of telecommunications services by Lyuberetski telecommunications node, lack of provisions for doubtful accounts receivable and failure to reflect in accounts foreign currency translation adjustments with respect to the loan granted by Svyazinvest, which materially affected consistency and true and fair nature of the accounting reports.
4. We have conducted the audit in accordance with the Federal Law On auditing activities and approved federal rules (standards) of auditing activity, Rules (standards) of auditing activity approved by the Commission on auditing activity under the President of the Russian Federation.
5. The audit was planned and conducted in such a way as to obtain reasonable assurance that the accounting reports marked with the words "As at the reporting period end taking into account data on merged companies" and "Over the reporting period" are free from material misstatements. The audit was conducted selectively, and included examination on a test basis of evidence confirming significance and disclosure of information on financial and business activities maintained in the accounting reports, assessment of principles and methods of bookkeeping and accounting, and rules for preparation of these reports, and significant estimated values reported to the management of the audited company, as well as assessment of general presentation of these accounting reports. We believe that the conducted audit provides sufficient basis to express our opinion regarding true and fair nature of the accounting reports identified above and about compliance of bookkeeping and accounting with applicable Russian laws.
6. In course of our audit we failed to obtain sufficient evidence with respect to accounting for operations related to sales of services by Lyuberetski telecommunications node of JSC CenterTelecom for the period from January 1, 2002 through September 30, 2002. JSC CenterTelecom had no information about sales amount and costs of the services rendered, as well as about amount of accounts receivable due from subscribers of Lyuberetski telecommunications node, as processing of international and long-distance telephone call records, billing and account settlements with subscribers of Lyuberetski telecommunications node of JSC CenterTelecom over the period from January 1, 2002 through September 30, 2002 were carried out by Private JSC Lyuberetski technical and production telecommunications node. Due to the foregoing we were unable to obtain information sufficient to form an opinion about credibility of amounts shown in line 010

"Revenues from sale of goods, products, works, services" and line 020 "Costs of sold goods, products, works, services" of the profit and loss account for 2002 and line 240 "Accounts receivable" of the balance sheet as at December 31, 2002 in the part related to sale of services by Lyuberetski telecommunications node over the period from January 1, 2002 through September 30, 2002.

7. In our opinion apart from adjustments (if any) that could have been proved necessary, if we had been able to check the circumstances described in paragraph 6 above, accounting and bookkeeping with respect to preparation of accounting reports marked by the words "As at the reporting period end taking into account data on merged companies" and "Over the reporting period" of JSC CenterTelecom in 2002 met requirements of the Federal Law On accounting #129-FZ of November 21, 1996 and the said accounting reports (financial statements) prepared according to this law give a true and fair view in all material aspects of the financial position of JSC CenterTelecom as at December 31, 2002 and results of its financial and business activities over the period from January 1, 2002 through December 31, 2002.

8. As indicated in the unaudited Section 6 "Comparability of accounting reports", JSC CenterTelecom underwent a re-organization on November 30, 2002 by way of merging into it a number of telecommunications companies of Russia's Central and Central Black Soil areas. We have not audited the comparative financial statements or any part of them marked by the words "As at the reporting period start taking into account data on merged companies" and "Over the same period of the previous year taking into account data on the merged companies" and "Over the reporting period taking into account data on the merged companies". These statements were included into the attached accounting reports exclusively for the purpose of comparable financial data presentation.

9. Without qualifications in our opinion we draw your attention to the fact that as at December 31, 2002 short-term liabilities of JSC CenterTelecom exceeded its current assets by RUR2,248,894 thousand, and to Section 4 "Analysis and evaluation of the balance sheet structure" of the explanatory notes where a description of the liquidity ratios and management plans to improve the liquidity qualities is given.

10. The attached financial statements are not intended to present the financial position and results of operations according to accounting methods or principles generally accepted in countries and administrative-territorial entities other than Russia. Therefore, the attached financial statements are not intended for those not familiar with the Russian principles, procedures and methods of accounting and bookkeeping.

April 28, 2003

Dmitri E. Lobachev
Partner

Yaroslav A. Vershinin
Certificate of Qualification for general audit #034756
valid till December 28, 2003

No 82-5198

On payments of dividends on shares of JSC CenterTelecom for 2002.

It is proposed for the annual general meeting of shareholders to approve payment of annual dividends as follows:

- RUR0.206 per preference Class A share
- RUR0.096 per ordinary share

to identify the following dividend payment schedule:

- cash payments of dividends on preference Class A shares to be completed before August 23, 2003;
- cash payments of dividends on ordinary shares to be completed before August 31, 2003.

Pursuant to the effective applicable laws of the Russian Federation and Charter of JSC CenterTelecom shareholders listed in the register of shareholders as on May 5, 2003, i.e. on the record date to finalize the list of shareholders to take part in the annual general meeting on the results of 2002, are entitled to receive dividends.

№ 82-5198

Candidates to the Board of Directors

No	Name	Position
1	Boris D. Antonyuk	First Deputy Minister of the Russian Federation for Communication and Informatization
2	Ruben A. Amaryan	General Director, JSC CenterTelecom
3	Vladimir A. Andrievski	Deputy Department Chief, the Ministry of Property of Russia
4	Stanislav P. Avdiants	Executive Director Director of Economic and Tariff Policies Department, JSC Svyazinvest
5	Alexey F. Bodunkov	Minister of Property Relations, the Moscow region government
6	Vadim E. Belov	Deputy General Director, JSC Svyazinvest
7	Ivan Ya. Boyko	Representative of MIKADO CORPORACION, S. A. and JSC PROMSVYAZINVEST
8	Alexander P. Gribov	Deputy Chief of Division, Russian Federal Property Fund
9	Sergey A. Gribov	Deputy Division Chief with a Department of the Ministry of Property of Russia
10	Vladimir V. Dudchenko	Head of Research, Moscow office of NCH Advisors, Inc
11	Alexander A. Ermolich	Deputy Division Chief, Department of Corporate Governance, JSC Svyazinvest
12	Alexander V. Ikonnikov	Director of Association for Protection of Investors' Rights
13	Alexander V. Lopatin	Deputy General Director, JSC Svyazinvest
14	Igor Yu. Nechaev	General Director, Private JSC Prizma-Capital
15	Alexey B. Panteleev	First Deputy Chairman, the Moscow region Government
16	Oksana V. Petrova	Deputy Division Chief, Department of Corporate Governance, JSC Svyazinvest
17	Viktor D. Savchenko	Director of Legal Department, JSC Svyazinvest
18	Sergey V. Soldatenkov	Representative of JSC Svyazinvest
19	Grigori M. Finger	Executive Director, Moscow office of NCH Advisors, Inc
20	Evgeni V. Yurchenko	Deputy General Director, JSC Svyazinvest
21	Valeriy N. Yashin	General Director, JSC Svyazinvest

N 82-5198

Candidates to the Company's Audit Commission

No	Name	Job title
1	**Konstantin V. Belyaev**	**Chief Accountant, JSC Svyazinvest**
2	**Lyubov A. Greseva**	**Chief Expert, Department of internal audit, JSC Svyazinvest**
3	**Elena N. Kukudzhanova**	**Chief Expert Department of internal audit JSC Svyazinvest**
4	**Irina V. Prokofieva**	**Director Department of internal audit JSC Svyazinvest**
5	**Kirill V. Frolov**	**Deputy Director – Head of Division Department of internal audit JSC Svyazinvest**

№ 82-5798

Approved

by the General Meeting of Shareholders

JSC CenterTelecom

____________ ___, 2003

Minutes No. ___

of ____________ ___, 2003

REGULATIONS
On the General Meeting of Shareholders
Joint Stock Central Telecommunication Company

Moscow 2003

These Regulations On the General Meeting of Shareholders (hereinafter the "Regulations"), pursuant to the effective applicable legislation of the Russian Federation and the Charter of Joint-Stock Central Telecommunication Company (hereinafter the "Company") establish the procedure for conducting the General Meeting of Shareholders and other issues connected with preparing for and conducting annual and extraordinary general meetings of shareholders.

1. GENERAL MEETING OF SHAREHOLDERS: TYPES, FORMS, TIMING, VENUE

1.1 The General Meeting of Shareholders is the highest management body of the Company.

1.2 The Company must each year conduct an annual general meeting of shareholders.

The annual general meeting of shareholders shall address the following matters:

election of the Board of Directors of the Company;

election of the Internal Audit Commission of the Company;

approval of the auditor of the Company;

approval of the Company's annual reports and annual accounts, including the Company's profit and loss reports (profit and loss accounts) and distribution of profit, including payment (declaration) of dividends and Company losses according to the results of the financial year;

other matters within the authority of the General Meeting of Shareholders may also be resolved.

1.3 General meetings of shareholders other than the annual general meetings of shareholders are extraordinary general meetings of shareholders.

An extraordinary general meeting of shareholders shall be held pursuant to a resolution of the Board of Directors, adopted at its own initiative or pursuant to a request from the Internal Audit Commission of the Company, the auditor of the Company or shareholders (a shareholder) holding a total of at least 10 percent of voting shares of the Company as of the date that the request is presented, through the procedure provided herein.

1.4 The General Meeting of Shareholders may be held in the form of:

a meeting – joint attendance by shareholders to discuss matters on the agenda and adopt resolutions on matters put to the vote;

in absentia voting.

A General Meeting of Shareholders the agenda of which includes such matters as election of the Board of Directors of the Company, election of the Internal Audit Commission of the Company, approval of the auditor of the Company or approval of the Company's annual reports and annual accounts, including the Company's profit and loss reports (profit and loss accounts) and distribution of profit, including payment (declaration) of

dividends and Company losses according to the results of the financial year, may not be held in the form of *in absentia* voting.

1.5 The annual general meeting of shareholders shall be held no sooner than four months and no later than six months after the end of the financial year.

1.6 An extraordinary general meeting of shareholders convened pursuant to a request from the Internal Audit Commission of the Company, the auditor of the Company or shareholders (a shareholder) holding a total of at least 10 percent of voting shares of the Company must be held within 40 days from the moment the request for holding an extraordinary general meeting of shareholders has been presented.

1.7 An extraordinary general meeting of shareholders convened pursuant to a request from the Internal Audit Commission of the Company, the auditor of the Company or shareholders (a shareholder) holding a total of at least 10 percent of voting shares of the Company must, if the agenda includes election of the Board of Directors of the Company, be held within 70 days from the moment the request for holding an extraordinary general meeting of shareholders has been presented.

1.8 If the number of members of the Board of Directors of the Company falls below the quorum for sessions of the Board of Directors of the Company, an extraordinary general meeting of shareholders convened pursuant to a resolution of the Board of Directors of the Company at its own initiative to elect the Board of Directors of the Company, must be held within 70 days from the moment the Board of Directors of the Company has adopted the resolution to hold the meeting.

1.9 Except as provided in Clause 1.8 herein, an extraordinary general meeting of shareholders convened pursuant to a resolution of the Board of Directors of the Company at its own initiative to address any matters within the authority of the General Meeting of Shareholders, including:

- early termination of the authorities of the Board of Directors of the Company and election of the Board of Directors of the Company (if the number of members of the Board of Directors of the Company is not less than the quorum for sessions of the Board of Directors of the Company);
- election of the Company's Board of Directors (if the Board of Directors has not, for whatever reason, been elected);

shall be held within the deadlines determined by the Board of Directors of the Company with regard to requirements of the effective legislation and the Company's Charter.

2. PROCEDURE FOR PROPOSING MATTERS FOR THE AGENDA OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS, NOMINATING CANDIDATES FOR

COMPANY BODIES TO BE ELECTED BY THE GENERAL MEETING OF SHAREHOLDERS AND PRESENTING REQUESTS FOR CONVOCATION OF AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

2.1 Proposals of matters for the agenda of the annual general meeting of shareholders, proposals nominating candidates for bodies of the Company to be elected by the General Meeting of Shareholders and requests for an extraordinary general meeting of shareholders may be submitted by:

post to the address (location) of the Company's individual executive body as specified in the Unified State Register of Legal Entities;

delivery against signature to the person performing the functions of Company's individual executive body, the Chairman of the Board of Directors of the Company, the Company Corporate Secretary or other person authorised to take receipt of written correspondence addressed to the Company;

fax.

2.2 A proposal of matters for the agenda of the annual general meeting of shareholders or a proposal nominating candidates for bodies of the Company to be elected by the General Meeting of Shareholders must contain information stipulated in Article 53 of the Federal Law 'On Joint Stock Companies'. A request for an extraordinary general meeting of shareholders must contain information stipulated in Article 55 of the Federal Law 'On Joint Stock Companies'. The relevant requirements of Article 53 of the Federal Law 'On Joint Stock Companies' shall apply to a proposal nominating candidates for bodies of the Company to be elected by the General Meeting of Shareholders that is presented as part of a request for an extraordinary general meeting of shareholders.

2.3 Proposals of matters for the agenda of the annual general meeting of shareholders, proposals nominating candidates for bodies of the Company to be elected by the General Meeting of Shareholders and requests for an extraordinary general meeting of shareholders will be deemed to have originated from those shareholders who have signed them (or whose representatives have signed them).

2.4 The proportion of voting shares belonging to a shareholder (shareholders) submitting a proposal of matters for the agenda of the annual general meeting of shareholders and/or a proposal nominating candidates for bodies of the Company to be elected by the General Meeting of Shareholders shall be determined as of the date on which the proposal is submitted.

The proportion of voting shares belonging to a shareholder (shareholders) requesting convocation of an extraordinary general meeting of shareholders shall be determined as of the date of presentation of such request.

2.5 If a proposal of matters for the agenda of the annual general meeting of shareholders, a proposal nominating candidates for bodies of the Company to be elected by the General Meeting of Shareholders or a request for an extraordinary general meeting of shareholders is signed by the representative of a shareholder, a power of attorney (copy thereof certified

through the established procedure) must be annexed to the request (proposal). The power of attorney must specify the details of the representative and the represented person, which pursuant to the Federal Law 'On Joint Stock Companies' must be indicated in a power of attorney for voting, and must be drawn up in accordance with requirements of the Federal Law 'On Joint Stock Companies" for documenting a power of attorney for voting.

2.6 If a proposal of matters for the agenda of the annual general meeting of shareholders, a proposal nominating candidates for bodies of the Company to be elected by the General Meeting of Shareholders or a request for an extraordinary general meeting of shareholders is signed by a shareholder (representative thereof) rights to the shares of which are recorded in a depositary account with a depository, an extract from the shareholder's depository account with the depository that records rights to such shares shall be annexed to the proposal (request).

2.7 If candidates are nominated for the Board of Directors of the Company or Internal Audit Commission, nominated candidates' written consent and information on candidates to be provided to persons entitled to participate in the General Meeting in preparation for the General Meeting may be attached to the proposal.

2.8 If a proposal of matters for the agenda of the annual general meeting of shareholders or a proposal nominating candidates for bodies of the Company to be elected by the General Meeting of Shareholders is sent by mail, the date of the proposal will be the postmark date of dispatch.

If a request for an extraordinary general meeting of shareholders is sent by non-registered letter or other non-registered mail the date of presentation of such request will be the postmark date confirming the date of receipt of mail or, if a request for an extraordinary general meeting of shareholders is sent by registered letter or other registered mail – the date that the postal communication is delivered to the addressee against signature.

2.9 If a proposal of matters for the agenda of the annual general meeting of shareholders, a proposal nominating candidates for bodies of the Company to be elected by the General Meeting of Shareholders or a request for an extraordinary general meeting of shareholders is delivered against signature, the date of the proposal or request will be the delivery date.

2.10 If a proposal of matters for the agenda of the annual general meeting of shareholders, a proposal nominating candidates for bodies of the Company to be elected by the General Meeting of Shareholders or a request for an extraordinary general meeting of shareholders is sent by fax, the date of the proposal or request will be the date that the Company receives the fax transmission through the procedure provided in the second paragraph of this Clause.

A facsimile transmission containing a proposal or request must be sent to the Company's fax number and received by the Company no later than the official end of the Company's working day. When a fax is sent, the last name of the party sending the text, the date and time of its transmission and the last name of the addressee shall be shown on the copy of the text being transmitted. The person transmitting the text must request confirmation of receipt of the text and the addressee must confirm receipt by sending a return fax.

If the Company receives the original of a proposal or request sent by fax, the date of the proposal or request will be the date on which the Company receives the fax.

2.11 The Board of Directors of the Company must consider incoming proposals of matters for the agenda of the annual general meeting of shareholders or proposals nominating candidates for bodies of the Company to be elected by the General Meeting of Shareholders and adopt relevant resolutions no later than five days following the deadline for receipt of proposals established by the Company's Charter.

Proposals of matters for the agenda of the annual general meeting of shareholders or proposals nominating candidates for bodies of the Company to be elected by the General Meeting of Shareholders received after the established deadline for consideration of proposals shall also be considered by the Board of Directors through the procedure provided by effective legislation.

2.12 Proposals of matters for the agenda of the annual general meeting of shareholders, proposals nominating candidates for bodies of the Company to be elected by the General Meeting of Shareholders and requests for an extraordinary general meeting of shareholders received by the Company may be withdrawn by the persons that submitted the proposal or request. Such withdrawal may be done through any of the means of communication provided in Clause 2.1 herein for submitting proposals and requests. The date of receipt by the Company of the relevant postal communication, the delivery date of the withdrawal or the date of receipt by the Company of the relevant fax will be deemed the date of receipt of the withdrawal.

3. PREPARATIONS FOR THE GENERAL MEETING OF SHAREHOLDERS

3.1 In preparing for the General Meeting of Shareholders, the Board of Directors of the Company shall determine:

the form of the General Meeting of Shareholders;

the date, venue, and time of the General Meeting of Shareholders and the postal address to which completed ballots may be sent or, if the General Meeting of Shareholders is held in the form of *in absentia* voting, the final acceptance date for ballots and the postal address to which completed ballots should be sent;

the time at which registration of persons participating in the General Meeting of Shareholders will commence;

date of compilation of the list of persons entitled to participate in the General Meeting of Shareholders;

the agenda of the General Meeting of Shareholders;

the type (types) of preferred shares holders of which have the right to vote on matters on the agenda of the General Meeting of Shareholders;

the procedure for notifying shareholders of the General Meeting of Shareholders;

the list of and procedure for providing information (materials) to be provided to shareholders in preparation for the General Meeting of Shareholders;

form and text of the ballot.

3.2 The venue for the General Meeting of Shareholders should be the City of Moscow, the populated area in which the Company is located or another populated area on the territory of the Russian Federation where a branch or representative office of the Company is located.

3.3 In determining the time of the General Meeting of Shareholders the number of matters on the agenda of the Meeting must be taken into consideration. The meeting may not be held earlier than 09:00 or later than 22:00 local time.

3.4 In determining the time of commencement of registration of persons participating in the General Meeting of Shareholders the number of such persons included in the relevant list must be taken into consideration

3.5 In approving the agenda for a General Meeting of Shareholders the Board of Directors of the Company may consolidate two or more matters within the authority of the General Meeting of Shareholders into one matter on the agenda of the meeting.

Matters may be consolidated only if a resolution cannot be adopted on one of the matters without adopting resolutions on other, interrelated matters.

The following matters may not be consolidated:

matters upon which different groups of voters are to vote;

matters resolutions upon which require different numbers of votes of shareholders holding voting shares and taking part in the meeting.

4. NOTICE OF A GENERAL MEETING OF SHAREHOLDERS

4.1 Notice of a General Meeting of Shareholders must be given at least 20 days prior to the meeting and notice of a General Meeting of Shareholders the agenda of which includes reorganisation of the Company – at least 30 days beforehand.

If the proposed agenda for an extraordinary general meeting of shareholders includes election of the Board of Directors of the Company, notice of the extraordinary general meeting of shareholders must be given at least 50 days prior to the date of the meeting.

Notice of a General Meeting of Shareholders must be given in the form provided by effective legislation of the Russian Federation and the Company Charter through the procedures established by the Board of Directors of the Company.

4.2 Notice of a General Meeting of Shareholders must specify:

full company name and location of Company;

form of the General Meeting of Shareholders (meeting or *in absentia* voting);

the date, venue, and time of the General Meeting of Shareholders and the postal address to which completed ballots may be sent or, if the General Meeting of Shareholders is held in the form of *in absentia* voting, the final acceptance date for ballots and the postal address to which completed ballots should be sent;

the time at which registration of parties (representatives thereof) participating in the general meeting of shareholders will commence;

date of finalizing the list of parties entitled to participate in the general meeting of shareholders (the "record date");

the agenda of the General Meeting of Shareholders;

procedure for confirmation of authority of representatives of persons entitled to participate in the General Meeting of Shareholders;

procedure for acquaintance with information (materials) to be provided to persons entitled to participate in the General Meeting of Shareholders in preparation for the general meeting and the address (addresses) at which such information (materials) will be made available for acquaintance (the address (location) of the Company's individual executive body and also the addresses of other places at which information (materials) will be provided).

4.3 If the agenda of a General Meeting of Shareholders includes matters that might give rise to the right to demand the repurchase of the shares by the Company, the notice to shareholders of the General Meeting of Shareholders shall contain the following information, in addition to the information specified in Clause 4.2 herein:

that shareholders holding voting shares of the Company have the right to demand the repurchase of the shares belonging to them by the Company, if they have voted against the resolution or have not voted on such matters;

price and procedure for repurchase of shares.

4.4 Notice to shareholders of an extraordinary general meeting of shareholders the agenda of which includes election of the Board of Directors of the Company shall contain, in addition to the information specified in Clause 4.2 herein, information on the procedure and deadlines for shareholders (shareholder) holding a total of at least 2 percent of voting shares of the Company to nominate candidates for the Board of Directors of the Company.

4.5 In addition to information specified in Clauses 4.2-4.4 herein, notice of a General Meeting of Shareholders may contain other information on the procedure for shareholders to participate in the general meeting of shareholders.

5. QUORUM FOR THE GENERAL MEETING OF SHAREHOLDERS. REPEAT GENERAL MEETINGS OF SHAREHOLDERS.

5.1 The general meeting of shareholders will be competent (quorate), if shareholders holding a total of more than half the votes conferred by placed voting shares of the Company participate in it.

Shareholders registered to participate in the general meeting of shareholders and shareholders whose ballots have been received no later than 2 days before the date of the general meeting of shareholders will be deemed to have participated in the general meeting of shareholders. Shareholders whose ballots have been received by the final acceptance date for ballots will be deemed to have participated in a general meeting of shareholders held through *in absentia* voting.

5.2 If there is no quorum for the annual general meeting of shareholders a repeat general meeting of shareholders must be held with the same agenda. If there is no quorum for an extraordinary general meeting of shareholders a repeat general meeting of shareholders may be held with the same agenda.

A repeat general meeting of shareholders will be competent (quorate), if shareholders holding a total of at least 30 percent of votes conferred by placed voting shares of the Company participate in it.

Notice of a repeat general meeting of shareholders shall be given and ballots delivered no later than 20 days before the date of the repeat general meeting of shareholders.

Notice of a repeat general meeting of shareholders the agenda of which includes reorganisation of the Company shall be given no later than 30 days before the date of the repeat general meeting of shareholders.

If a repeat general meeting of shareholders is held less than 40 days after the non-quorate general meeting of shareholders, the persons entitled to participate in the general meeting of shareholders shall be determined according to the list of persons entitled to participate in the non-quorate general meeting of shareholders.

5.3 According to the results on determining quorum for matters on the agenda of the general meeting of shareholders the Registrar of the Company, in its capacity as Counting Commission, shall compile minutes on determination of the quorum, which minutes shall be signed by persons authorised by the Registrar.

If there is a quorum for the general meeting of shareholders minutes on determination of the quorum shall be compiled within 15 days after the meeting is closed or the final acceptance date for ballots, if the meeting is held through *in absentia* voting.

If there is no quorum for a general meeting of shareholders the minutes on determination of the quorum shall be compiled within 15 days after the date upon which the non-quorate meeting was to have been held or the date which was to have been the final acceptance date for ballots, if the non-quorate meeting was to have been held through *in absentia* voting.

6. GROUPS OF VOTERS AT THE GENERAL MEETING OF SHAREHOLDERS

6.1 If the agenda of a general meeting of shareholders includes matters upon which different groups of voters are to vote, the quorum will be determined separately for adoption of resolutions on each of those matters. If there is no quorum for adopting a resolution on matters to be voted upon by one group of voters, this will not impede adoption of a

resolution on matters to be voted upon by another group of voters for which there is a quorum.

6.2 The matters within the authority of the general meeting of shareholders for which voting groups are determined separately include:

1) election of members of the Internal Audit Commission and early termination of their authority;

2) adoption of a resolution to approve "interested party" transactions;

3) releasing the person that has, independently or jointly with its affiliates, acquired 30 or more percent of placed common shares of the Company from the duty to purchase shares from other Company shareholders;

4) reorganisation of the Company;

5) liquidation of the Company, appointment of the liquidation commission and approval of interim and final liquidation balance sheets;

6) introduction of amendments to the Company Charter that restrict the rights of shareholders holding preferred shares of a specific type, including determination or increase of the amount of dividend or determination or increase of the liquidation value payable on preferred shares of the preceding order of priority and conferring to shareholders holding preferred shares of another type of priority in payment of the dividend and (or) the liquidation value of shares.

6.3 Shareholders holding shares of the Company that are voting shares with respect to all matters within the authority of the general meeting of shareholders may vote at the general meeting of shareholders on the matter specified in sub-clause 1 of Clause 6.2 herein, with the exception of members of the Board of Directors of the Company or person holding positions in the management bodies of the Company.

Shareholders holding shares of the Company that are voting shares with respect to all matters within the authority of the general meeting of shareholders may vote at the general meeting of shareholders on the matter specified in sub-clause 2 of Clause 6.2 herein, if they are not interested in the conclusion of the transaction.

Shareholders holding shares of the Company that are voting shares with respect to all matters within the authority of the general meeting of shareholders may vote at the general meeting of shareholders on the matter specified in sub-clause 3 of Clause 6.2 herein, with the exception of a person that has alone acquired 30 or more percent of placed common shares of the Company and its affiliates.

Shareholders holding common shares of the Company and shareholders holding preferred shares of the Company of each type may vote at the general meeting of shareholders on the matters specified in sub-clauses 4 and 5 of Clause 6.2 herein.

Shareholders holding shares of the Company that are voting shares with respect to all matters within the authority of the general meeting of shareholders and shareholders holding preferred shares in the Company of each type rights conferred by which are being

restricted may vote at the general meeting of shareholders on the matters specified in sub-clause 6 of Clause 6.2 herein.

6.4 Groups of voters on matters on the agenda of the general meeting of shareholders shall be determined on the date of compilation of the list of parties entitled to participate in the general meeting of shareholders.

6.5 If the quorum for different matters on the agenda of the meeting must be determined separately, the minutes on determination of the quorum shall indicate whether there was (was not) a quorum for each such matter.

7. BODIES CREATED FOR THE GENERAL MEETING OF SHAREHOLDERS

7.1 The chairman of the general meeting of shareholders shall be the person stipulated in the Company Charter. The Chairman of the general meeting of shareholders is responsible for conducting the meeting, including:

1) declaration of the meeting open and closed;
2) announcement the persons providing information on matters on the agenda;
3) supervision of discussions concerning matters on the agenda;
4) performance of other functions as provided herein.

7.2 A Presidium of the general meeting of shareholders may be created to participate in the conduction of a general meeting of shareholders held in the form of a meeting, pursuant to a resolution of the Chairman of the meeting.

The Chairman and members of the Presidium of the meeting shall jointly conduct the general meeting of shareholders and perform the functions specified in sub-clauses 1-3 of Clause 7.1 herein.

7.3 In the absence of the person chairing at the general meeting pursuant to the Company Charter on the extraordinary general meeting of shareholders held pursuant to a resolution of bodies or persons entitled to demand an extraordinary general meeting of shareholders the meeting will be chaired by the person that adopted the resolution to hold the extraordinary general meeting of shareholders (representative thereof) or, if the resolution to hold the extraordinary general meeting of shareholders was adopted by several persons or members of a collective body, by one of those persons or members, according to a resolution adopted by them.

7.4 The Chairman shall appoint a Secretary (Secretariat) of the general meeting of shareholders to keep minutes at the general meeting of shareholders.

7.5 If the Company has appointed a Company Corporate Secretary, the Corporate Secretary shall, in its capacity as Secretary of the general meeting of shareholders, perform the following functions:

1) undertake all necessary measures to prepare for and hold the general meeting of shareholders in accordance with requirements of the legislation, the Charter and other

internal documents of the Company, pursuant to a resolution to hold a general meeting of shareholders adopted by the Board of Directors of the Company or other bodies or persons in accordance with requirements of the legislation and the Company Charter;

2) draft instructions to the Registrar of the Company to compile the list of persons entitled to participate in the general meeting of shareholders and the list of persons entitled to receive dividends on shares;

3) prepare materials that must be provided to the general meeting of shareholders, ensure access thereto and certify and provide copies of relevant documents upon requests from persons entitled to participate in the general meeting of shareholders;

4) notify all members of the management and supervisory bodies of the Company of the general meeting of shareholders;

5) collect completed ballots received by the Company at the addresses designated for ballots receipt and promptly transfer the ballots to the Registrar of the Company, in its capacity as Counting Commission;

6) answer questions from participants of the general meeting concerning the procedures of conducting the meeting or connected with the application of these Regulations or observance of requirements of effective legislation and undertake measures to settle disputes connected with the procedure for preparing for and holding the general meeting of shareholders;

7) organise the keeping of minutes of the general meeting of shareholders.

If the Corporate Secretary has not been appointed or is absent at the general meeting of shareholders or any stage of preparation for the meeting, the above functions will be performed by the Secretary of the meeting and/or other persons in the Company.

7.6 The Registrar of the Company shall act as the Counting Commission of the Company. In this capacity the Registrar of the Company shall verify the authority of and register persons participating in the general meeting of shareholders of the Company, determine whether there is a quorum for the general meeting of shareholders, clarify matters arising in connection with the exercise of voting rights at the general meeting of shareholders by shareholders (their representatives), clarify the procedure for voting on matters put to the vote, ensure that the established voting procedure and shareholderss right to participate in the voting are observed, count votes and finalise the results of the voting, compile minutes on the results of voting, transfer ballots to the archive and perform other functions as provided herein.

In its capacity as Counting Commission the Registrar of the Company may:

- keep logs and any other forms of records, at its discretion;
- independently and subject to the requirements of effective legislation and herein, determine the forms for minutes to be compiled.

8. PROCEDURE FOR HOLDING THE GENERAL MEETING OF SHAREHOLDERS AND VOTING ON MATTERS ON THE AGENDA OF A GENERAL MEETING OF SHAREHOLDERS HELD IN THE FORM OF A MEETING (JOINT ATTENDANCE OF SHAREHOLDERS TO DISCUSS MATTERS ON THE AGENDA AND ADOPT RESOLUTIONS ON MATTERS PUT TO THE VOTE)

8.1 Persons (representatives thereof) included in the list of parties entitled to participate in the general meeting must register to participate in the general meeting, with the exception of persons (representatives thereof) whose ballots have been received no later than two days before the date of the meeting.

If the Company or the Registrar in its capacity as Counting Commission receives notice of substitution (revocation) of a representative of a person entitled to participate in the meeting before such representative has registered, the person entitled to participate (or the new representative thereof, acting on the basis of a power of attorney for voting) shall register to participate in the general meeting.

Persons (representatives thereof) entitled to participate in the general meeting of shareholders whose ballots are received no later than two days before the date of the general meeting of shareholders may attend the general meeting.

Purchasers of shares transferred after the record date (the date of finalizing the list of shareholders entitled to take part in a general meeting) shall be registered for participation in the meeting if a person entitled to take part in the meeting granted them a power of attorney to vote at the meeting.

8.2 A general meeting held in the form of a meeting will be opened if, by the time that the meeting commences, there is a quorum for one or more of the matters on the agenda of the general meeting. Registration of persons entitled to participate in the general meeting that have not registered to participate in the general meeting prior to the opening of the meeting shall end at the moment at which discussion of the last matter on the agenda of the general meeting for which there is a quorum is finished.

8.3 If, by the time the general meeting of shareholders should commence, there is no quorum for any of the matters on the agenda, the Registrar in its capacity as Counting Commission shall notify the Chairman of the general meeting of shareholders thereof. The Chairman of the meeting shall adopt a resolution to postpone the time of commencement of the general meeting of shareholders. In such an event, commencement of the general meeting of shareholders may not be postponed for more than 2 hours.

If the commencement of the general meeting of shareholders is postponed, minutes of the general meeting of shareholders shall specify the actual time at which the meeting commenced.

8.4 Matters shall be considered at the general meeting in the order determined in the approved agenda.

The order in which matters are considered may be changed by a resolution of the Chairman of the meeting.

8.5 Discussion of matters on the agenda of the general meeting of shareholders entails presentation to persons participating in the meeting of information on matters on the agenda and provision (where necessary) of clarification on matters on the agenda and information presented to such persons.

Matters on the agenda of the meeting shall be discussed through the procedure determined in Clauses 8.6-8.9 herein.

8.6 Information on the matter on the agenda being discussed shall be presented to the persons participating in the meeting in the form of reports (statements):

by speakers appointed by the Chairman of the meeting;

by persons (representatives thereof) participating in the meeting who have stated their intention to present additional information on matters on the agenda. Such statements must be submitted in writing to the Chairman of the general meeting of shareholders before the relevant matter on the agenda of the meeting is considered. The statement shall specify the name of the person, the wording of the matter on the agenda with regard to which information is being presented, the time necessary for the presentation and the number of votes that the person will be casting on the matter on the agenda of the meeting being discussed.

8.7 Each person (representative thereof) participating in the meeting may ask the Chairman of the meeting, members of the Presidium of the meeting or the person (persons) presenting information to clarify any matter on the agenda of the meeting or presented information relating to matters on the agenda. Such a request must be submitted in writing to the Chairman of the general meeting of shareholders before the next matter on the agenda of the meeting is considered, specifying the name of the person participating in the meeting and the number of votes that the person will be casting on the matter on the agenda of the meeting being discussed.

Each request duly documented must be considered in the course of the meeting.

If the Chairman of the meeting, a member of the Presidium of the meeting or the person (persons) presenting information considers it impossible to provide thorough clarification immediately or the person (representative thereof) participating in the meeting requests written clarifications on the matter of interest to it, written clarification must be presented to the person requesting such clarifications within 10 days following the closure of the general meeting of shareholders. Written clarification may be provided only if the request has been duly documented according to the first paragraph of this Clause.

8.8 The time for presenting reports (statements) on matters on the agenda of the meeting and for providing clarification in response to requests received shall be determined by the Chairman of the meeting. And with regard to the above:

- at least 10 minutes and no more than 45 minutes shall be allocated for presentations of a speaker appointed by the Chairman of the meeting;

- at least 5 minutes shall be allocated for presentation by a person (representative) participating in the meeting of additional information on a matter on the agenda;
- at least 10 minutes shall be allocated for clarifications in response to a submitted request.

Persons presenting reports (statements) or information are not required to use the time allocated by the Chairman of the meeting in full.

The Chairman of the meeting may not comment upon presentations or interrupt the person presenting such, unless the person presenting such breaches the procedure for holding the meeting as determined herein.

8.9 The Chairman of the meeting shall decide upon the necessity of having breaks during the general meeting of shareholders and duration of such breaks.

Breaks in the general meeting of shareholders may not be announced in the course of discussion of a matter on the agenda.

8.10 Persons (representatives thereof) registered to participate in the general meeting of shareholders shall be given the opportunity to vote on matters on the agenda of the meeting at any time after the commencement of the meeting until the expiration of the voting period determined according to Clause 8.11 herein and the counting of votes on matters on the agenda of the meeting commences.

8.11 After the last matter on the agenda of the general meeting of shareholders for which there is a quorum has been discussed the Chairman of the meeting shall allocate additionally at least 30 minutes for voting on matters on the agenda of the meeting.

8.12 The results of voting and resolutions adopted by the general meeting may be:

1) announced at the general meeting of shareholders;

or

2) provided to persons entitled to participate in the meeting through the established procedure.

8.13 The general meeting of shareholders shall be closed:

1) when all resolutions adopted during the meeting and the results of voting have been announced, in the case provided in sub-clause 1 of Clause 8.12 herein;

or

2) upon expiry of the allocated period for on matters on the agenda according to Clause 8.11 of these Regulations, in the case provided in sub-clause 2 of Clause 8.12 herein.

A general meeting at the opening of which there were only a quorum for some of the matters on the agenda may not be closed if, at the end of the registration, such a number of persons has registered that ensures a quorum for adoption of resolutions on other matters on the agenda of the general meeting.

9. BALLOTS FOR VOTING AT THE GENERAL MEETING OF SHAREHOLDERS

9.1 Voting on matters on the agenda of a general meeting of shareholders must only be conducted using ballots.

A ballot must be sent or delivered against signature to each person included in the list of persons entitled to participate in the general meeting of shareholders no later than 20 days before the general meeting of shareholders. Ballots shall be sent by registered post.

Only ballots with a repeat issue mark may be issued to persons registering to participate in a general meeting held in the form of a meeting whose ballots have not been received by the Company or have been received later than 2 days before the meeting upon their request.

If when conducting the general meeting of shareholders held in the form of a meeting, the Company or the Registrar in its capacity as Counting Commission has received notice of substitution (revocation) of a representative from a person entitled to participate in the general meeting of shareholders before registration of the representative whose authority has been terminated, ballots must be issued to the person entitled to participate in the general meeting of shareholders (or the new representative thereof, acting on the basis of a power of attorney for voting).

In the event of a general meeting of shareholders held in the form of a meeting by presence, purchasers of shares transferred after the record date (the date of finalizing the list of shareholders entitled to take part in a general meeting) registered for participation in the meeting shall be given ballots if with respect to these shares a person entitled to take part in the meeting granted a power of attorney for voting at the meeting to the said purchasers.

In the event of a general meeting of shareholders held in the form of *in absentia* voting ballots shall be given to purchasers of shares transferred after the record date (the date of finalizing the list of shareholders entitled to take part in a general meeting) if with respect to these shares a person entitled to take part in the meeting granted powers of attorney to vote at the meeting to the said purchasers, and only if the purchasers applied:

- to the Company, if the Company itself distributes (hands out) ballots; or
- to the Company's Registrar, if it distributes (hands out) ballots according to a contract concluded with the Company.

9.2 The ballots must specify:

1) the full company name and location of the Company;
2) the form of the meeting of shareholders (meeting or *in absentia* voting);
3) the date, venue, and time of the general meeting of shareholders and the postal address to which completed ballots should be sent or, if the general meeting of

shareholders is held in the form of *in absentia* voting, the final acceptance date for ballots and the postal address to which completed ballots should be sent;

4) wording of resolutions on each matter (name of each candidate) to be voted upon using such ballots;

5) voting options on each matter on the agenda with the wording "for", "against" or "abstained" and fields opposite each of the voting options to be filled in with the number of votes cast for each of the options, and, if ballots are used in cumulative voting to elect members of the board of directors, a field next to the name of each candidate where the person participating in the general meeting can specify the number of votes it is casting for each candidate it has selected the "for" voting option;

clarification that a fractional part of the vote arrived at by multiplying the number of votes belonging to a shareholder – owner of a fractional share by the number of people to be elected to the Board of Directors, can be cast only for one candidate;

indication that the Board of Directors of the Company is elected by cumulative voting and clarifications on the cumulative voting process;

6) reminder that the ballot must be signed by the shareholder;

7) clarifications that:

a voter is entitled to choose only one voting option except cases where voting is pursuant to directions of persons who acquired shares after the record date or owners of depositary securities;

if more than one option is left in the ballot paper the fields containing the number of votes cast for each of the voting options shall feature the number of votes cast for the option, and a note shall be made specifying that voting was pursuant to the directions of purchasers of shares transferred after the record date and/or pursuant to the instructions of owners of depositary securities;

a voter voting according to the power of attorney issued with respect of shares transferred after the record date, shall put in the field containing the number of votes cast for the option left in the ballot paper, the number of votes cast for the option left, making a note that voting was pursuant to a power of attorney granted with respect of shares transferred after the record date;

if after the record date to finalize the list of shareholders entitled to take part in a meeting, a part of shares was transferred and the purchaser of such shares was granted a power of attorney for voting or the voter received specific voting instructions from the purchaser of such shares the voter shall put in the field opposite the left option and assigned for the number of votes cast for it the number of votes cast for this option and make a note specifying that a part of shares was transferred after the record date. If the purchasers of shares transferred after the record date issued voting instructions with respect of such

shares going in line with the voting option left in the ballot paper, such votes shall be added up.

other information as provided by effective legislation.

The ballot may specify, in addition to the above:

1) the wording of each matter put to the vote and the order in which it will be considered;

2) method of marking the selected voting option;

3) the full name of the person entitled to participate in the general meeting of shareholders;

4) the number of votes that the person entitled to participate in the general meeting of shareholders may cast on each matter on the agenda of the meeting;

5) fields to be filled by persons specifying the number of votes cast for the left option(s), note(s) on each of the situations:

- voting is pursuant to directions of purchasers of shares transferred after the record date;
- voting is pursuant to instructions of owners of depositary securities;
- voting is according to a power of attorney issued with respect of shares transferred after the record date;
- a part of shares was transferred after the record date;

other information, to be determined by the Board of Directors of the Company.

The ballot paper must not contain two or more matters on the agenda of the general meeting of shareholders if different groups of voters are to vote on such matters.

9.3 The following will be declared invalid:

1) ballots in which the voter has selected more than one voting option except situations where voting is pursuant to instructions of purchasers who acquired shares after the record date, or according to instructions of depositary securities owners;

2) ballots received by the Company signed by a representative acting on the basis of a power of attorney for voting, if the Company or Registrar in its capacity as Counting Commission received notice of substitution (revocation) of that representative no later than 2 days before the date of the general meeting;

3) there are two or more completed ballots of one person, on which different voting options on the same matter on the agenda of the general meeting are marked, except situations where the ballot papers are signed by a person who issued a power of attorney for voting by shares transferred after the record date and/or by persons acting on the basis of such power of attorney, and the ballot papers in the field assigned for putting the number of votes cast for each voting option contain the number of votes

cast for the corresponding voting option and relevant notes according to Clause 9.2 herein;

4) a ballot for voting on election of members of the Internal Audit Commission contains votes "for" with respect to a number of candidates greater than there are members in the Internal Audit Commission, except situations where the ballots are signed by a person voting by shares transferred after the record date pursuant to instructions received from purchasers of such shares and/or by a person voting by shares outstanding beyond the Russian Federation in the form of depositary securities, according to instructions received from owners of depositary securities, and the ballots should contain relevant notes as set out by Clause 9.2 herein.

9.4 If a ballot containing several matters put to the vote is declared invalid in respect of one or several matters this will not render the ballot invalid in whole.

9.5 Votes represented by a ballot that has been declared invalid in respect of one, several or all matters voted upon in the ballot will not be counted in determining the results of voting on those matters with respect to which the ballot paper is declared invalid.

Rendering of a ballot invalid in the part of voting on one, several or all matters voted upon using such ballot will not be excluded in determining whether there is a quorum.

10. EXPENSES FOR PREPARING FOR AND HOLDING THE GENERAL MEETING OF SHAREHOLDERS

10.1 The list of expenses for preparing for and holding an annual general meeting of shareholders or an extraordinary general meeting of shareholders held pursuant to a resolution of the Board of Directors, adopted at its own initiative or pursuant to a request from the Internal Audit Commission of the Company, the Company's auditor or shareholders (a shareholder) holding a total of at least 10 percent of voting shares of the Company as of the date the request is presented shall be compiled and approved by the Management Board of the Company.

10.2 If the Board of Directors of the Company does not adopt a resolution within an established deadline to convene an extraordinary general meeting of shareholders or adopts a resolution to refuse to convene such a meeting and the extraordinary general meeting of shareholders is convened by the bodies or persons requesting an extraordinary general meeting of shareholders and the general meeting of shareholders adopts a resolution for the Company to reimburse expenses for preparing for and holding the general meeting of shareholders, reimbursed will be only documented expenses incurred by the bodies or persons authorised to convene and hold an extraordinary general meeting of shareholders.

11. PROCEDURE FOR APPROVAL OF THE RGULATIONS AND INTRODUCTION OF AMENDMENTS THERETO

11.1 These Regulations shall be approved by the general meeting of shareholders by a majority of votes of shareholders holding voting shares of the Company.

11.2 These Regulations may be supplemented or amended by the general meeting of shareholders by a majority of votes of shareholders holding voting shares of the Company.

11.3 If individual clauses herein will become inconsistent with legislation of the Russian Federation or the Company Charter pursuant to the introduction of amendments thereto, these Regulations shall apply in that part consistent with effective legislation or the Company Charter.

Allocation amounts (in percent) to be used for calculation of quarterly and annual remuneration of members of the Board of Directors.

It is proposed for the annual general meeting of shareholders to approve:

- allocation of 0.0041% of the Company's revenues from sale of goods, products, works, services in a reporting quarter according to accounting reports of the Company for remuneration of each member of the Board of Director;
- allocation of 0.4% of the net profit in a reporting year according to accounting reports of the Company for remuneration of the whole Board of Director.

82-5798

JOINT-STOCK CENTRAL TELECOMMUNICATION COMPANY

Registered office location: 23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia.
Address to receive completed ballots:
6 Degtiarny Pereulok, Building 2, Moscow, 125993, Russia.
Form of conducting the meeting –
joint attendance of shareholders with prior provision of ballots for voting
The meeting date: June 24, 2003
The meeting venue: Ekaterininski Palace, 2 Suvorovskaya Square, Moscow, Russia
Registration starts at: 9.00 am
The meeting commences at: 11.00 pm

BALLOT# 1 FOR VOTING ON THE AGENDA ITEM **# 1**
Approval of the annual report, annual accounting statements including statement of profit and loss (profit and loss account) of the Company, as well as of distribution of profit (declaration) of dividends, and loss of the Company according to results of 2002.

(Shareholder's name or name of organization)
Identification code:

Number of voting shares:

Number of votes:

Decision: **1. To approve the annual report, annual accounting statements including statement of profit and loss (profit and loss account) of the Company, as well as distribution of profit and loss of the Company according to results of 2002.**

0000000150112	*0000000150112*	*0000000150112*
FOR	AGAINST	ABSTAINED
Number of votes	Number of votes	Number of votes

2.To pay dividends for 2003 to the following amounts:
RUR0.096 per ordinary share in cash before December 31, 2003.

0000000150112	*0000000150112*	*0000000150112*
FOR	AGAINST	ABSTAINED
Number of votes	Number of votes	Number of votes

RUR0.206 per preference Class A share in cash before August 23, 2003.

0000000150112	*0000000150112*	*0000000150112*
FOR	AGAINST	ABSTAINED
Number of votes	Number of votes	Number of votes

Number of votes opposite a voting option is to be filled in, subject to fulfillment of at least one of the following conditions, which must be marked by a sign ☑ or ☒:

- ☐ voting is carried out pursuant to instruction of purchasers of shares transferred after the record date
- ☐ voting is carried out according to a power of attorney granted with respect to shares transferred after the record date
- ☐ a part of the shares was transferred after the record date
- ☐ voting is carried out pursuant to instructions of owners of depositary securities (securities of a foreign issuer issued in accordance with foreign law and certifying rights on shares)

Signature of the shareholder (shareholder's representative)

The ballot must be signed by the shareholder (his/her representative)
(see the back of the ballot paper)

Please, leave uncrossed-out only one voting option, except situations where voting is carried out pursuant to the instructions of persons who acquired shares after the record date, or owners of depositary securities.

Please, cross out the unwanted voting options!

If **more than one voting option** is left in the ballot paper, the fields to be filled out with the number of votes cast for each voting option should contain the number of votes cast for the relevant voting option, and a mark should be made indicating that the voting is carried out pursuant to the instructions of purchasers of shares transferred after the record date, and/or pursuant to the instructions of depositary securities owners.

A voter voting according to a power of attorney granted with respect to shares transferred after the record date, should fill out the fields opposite the uncrossed-out voting option to be filled out with the number of votes cast for the relevant voting option, with the number of votes cast for this voting option and make a mark, indicating that voting was carried out according to a power of attorney issued with respect to shares transferred after the record date (of finalizing the list of persons entitled to take part in the general meeting).

If after the record date not all votes were transferred, the voter in the field opposite a voting option left uncrossed-out, to be filled out with the number of votes cast for the relevant option should specify the number of votes cast for the voting option left, and make a mark indicating that a part of shares was transferred after the record date. If with respect to shares transferred after the record date instructions of the purchasers of such shares were received coinciding with the voting option left uncrossed-out, these votes shall be added up.

The record date to compile the list of shareholders entitled to take part in the annual general meeting is **May 5, 2003.**

82-5198

JOINT-STOCK CENTRAL TELECOMMUNICATION COMPANY

Registered office location: 23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia.
Address to receive completed ballots:
6 Degtiarny Pereulok, Building 2, Moscow, 125993, Russia.
Form of conducting the meeting –
joint attendance of shareholders with prior provision of ballots for voting
The meeting date: June 24, 2003
The meeting venue: Ekaterininski Palace, 2 Suvorovskaya Square, Moscow, Russia
Registration starts at: 9.00 am
The meeting commences at: 11.00 pm

BALLOT #2 FOR VOTING ON THE AGENDA ITEM # 2
Election of members of the Board of Directors of the Company

(Shareholder's name or name of organization)
Identification code:

Number of voting shares:
Number of votes:

Membership of the Board of Directors: 11 members.
Number of candidates: 21

Decision: To the elect the following members of the Board of Directors of the Company:

0000000150112

FOR	
	number of votes

0000000150112

AGAINST all the candidates	
	number of votes

0000000150112

ABSTAINED for all the candidates	
	number of votes

	Candidate (Name, title)		Number of "FOR" votes
1	Boris D. Antonyuk	First Deputy Minister of the Russian Federation for Communication and Informatization	
2	Ruben A. Amaryan	General Director, JSC CenterTelecom	
3	Vladimir A. Andrievski	Deputy Department Chief, the Ministry of Property of Russia	
4	Stanislav P. Avdiants	Executive Director Director of Economic and Tariff Policies Department, JSC Svyazinvest	
5	Alexey F. Bodunkov	Minister of Property Relations, the Moscow region government	
6	Vadim E. Belov	Deputy General Director, JSC Svyazinvest	
7	Ivan Ya. Boyko	Representative of MIKADO CORPORACION, S. A. and JSC PROMSVYAZINVEST	
8	Alexander P. Gribov	Deputy Chief of Division, Russian Federal Property Fund	
9	Sergey A. Gribov	Deputy Division Chief with a Department of the Ministry of Property of Russia	
10	Vladimir V. Dudchenko	Head of Research, Moscow office of NCH Advisors, Inc	
11	Alexander A. Ermolich	Deputy Division Chief, Department of Corporate Governance, JSC Svyazinvest	
12	Alexander V. Ikonnikov	Director of Association for Protection of Investors' Rights	
13	Alexander V. Lopatin	Deputy General Director, JSC Svyazinvest	
14	Igor Yu. Nechaev	General Director, Private JSC Prizma-Capital	
15	Alexey B. Panteleev	First Deputy Chairman, the Moscow region Government	
16	Oksana V. Petrova	Deputy Division Chief, Department of Corporate Governance, JSC Svyazinvest	
17	Viktor D. Savchenko	Director of Legal Department, JSC Svyazinvest	
18	Sergey V. Soldatenkov	Representative of JSC Svyazinvest	
19	Grigori M. Finger	Executive Director, Moscow office of NCH Advisors, Inc	
20	Evgeni V. Yurchenko	Deputy General Director, JSC Svyazinvest	
21	Valeriy N. Yashin	General Director, JSC Svyazinvest	

Signature of the shareholder (shareholder's representative)

The ballot must be signed by the shareholder (the shareholder's representative)
(see the back of the ballot paper)

Members of the Board of Directors are elected by a cumulative vote, with the number of votes held by a shareholders being multiplied by 11 (the number of persons to be elected members of the Board of Directors).

Number of votes opposite a voting option is to be filled in, subject to fulfillment of at least one of the following conditions, which must be marked by a sign ☑ or ☒:

☐ voting is carried out pursuant to instruction of purchasers of shares transferred after the record date

☐ voting is carried out according to a power of attorney granted with respect to shares transferred after the record date

☐ a part of the shares was transferred after the record date

☐ voting is carried out pursuant to instructions of owners of depositary securities (securities of a foreign issuer issued in accordance with foreign law and certifying rights on shares)

If **more than one voting option** is left in the ballot paper, the fields to be filled out with the number of votes cast for each voting option should contain the number of votes cast for the relevant voting option, and a mark should be made indicating that the voting is carried out pursuant to the instructions of purchasers of shares transferred after the record date, and/or pursuant to the instructions of depositary securities owners.

A voter voting according to a power of attorney granted with respect to shares transferred after the record date, should fill out the fields opposite the uncrossed-out voting option to be filled out with the number of votes cast for the relevant voting option, with the number of votes cast for this voting option and make a mark, indicating that voting was carried out according to a power of attorney issued with respect to shares transferred after the record date (of finalizing the list of persons entitled to take part in the general meeting).

If after the record date not all votes were transferred, the voter in the field opposite a voting option left uncrossed-out, to be filled out with the number of votes cast for the relevant option should specify the number of votes cast for the voting option left, and make a mark indicating that a part of shares was transferred after the record date. If with respect to shares transferred after the record date instructions of the purchasers of such shares were received coinciding with the voting option left uncrossed-out, these votes shall be added up.

The record date to compile the list of shareholders entitled to take part in the annual general meeting is **May 5, 2003.**

If the voter has left the voting option "FOR", he/she is entitled to cast all the votes for one candidate or distribute them between two or more candidates.

A ballot in which the total number of votes cast for the candidates exceeds the number of votes held by the voting shareholder with respect to the voting on the agenda item in question, **shall be deemed invalid**.

A fractional part of a vote arrived at by multiplying the number of votes held by a shareholder-owner of a fractional share, by the number of persons to be elected members of the Board of Directors of the Company, can be cast only for one candidate.

Candidates receiving the largest numbers of votes shall be deemed elected to the Board of Directors.

JOINT-STOCK CENTRAL TELECOMMUNICATION COMPANY

82-5798

Registered office location: 23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia.

Address to receive completed ballots:

6 Degtiarny Pereulok, Building 2, Moscow, 125993, Russia.

Form of conducting the meeting –

joint attendance of shareholders with prior provision of ballots for voting

The meeting date: June 24, 2003

The meeting venue: Ekaterininski Palace, 2 Suvorovskaya Square, Moscow, Russia

Registration starts at: 9.00 am

The meeting commences at: 11.00 pm

BALLOT #3 FOR VOTING ON THE AGENDA ITEM # 3

Election of members of internal Audit Commission of the Company

____

(Shareholder's name or name of organization)

Identification code: 1234567890987

Number of voting shares:

Number of votes:

Decision: **To elect the following members of the Audit Commission of the Company**

	Candidates	Voting options					
1	Konstantin V. Belyaev, Chief Accountant JSC Svyazinvest	FOR		AGAINST		ABSTAINED	
2	Lyubov A. Greseva Chief Expert Department of internal audit JSC Svyazinvest	FOR		AGAINST		ABSTAINED	
3	Elena N. Kukudzhanova Chief Expert Department of internal audit JSC Svyazinvest	FOR		AGAINST		ABSTAINED	
4	Irina V. Prokofieva Director Department of internal audit JSC Svyazinvest	FOR		AGAINST		ABSTAINED	
5	Kirill V. Frolov Deputy Director – Head of Division Department of internal audit JSC Svyazinvest	FOR		AGAINST		ABSTAINED	
			Number of votes		Number of votes		Number of votes

The Audit Commission consisting of 5 members shall be elected. If in a ballot the voting option "FOR" is left opposite more than 5 candidates, the ballot shall be deemed invalid, except ballots where fields for number of votes opposite voting options are filled out.

Number of votes opposite a voting option is to be filled in, subject to fulfillment of at least one of the following conditions, which must be marked by a sign ☑ or ☒:

- ☐ voting is carried out pursuant to instruction of purchasers of shares transferred after the record date
- ☐ voting is carried out according to a power of attorney granted with respect to shares transferred after the record date
- ☐ a part of the shares was transferred after the record date
- ☐ voting is carried out pursuant to instructions of owners of depositary securities (securities of a foreign issuer issued in accordance with foreign law and certifying rights on shares)

Signature of the shareholder (shareholder's representative)

The ballot must be signed by the shareholder (his/her representative)
(see the back of the ballot paper)

Please, leave uncrossed-out only one voting option opposite the name of each candidate, except situations where voting is carried out pursuant to the instructions of persons who acquired shares after the record date, or owners of depositary securities.

Please, cross out the unwanted voting options!

If **more than one voting option** is left in the ballot paper, the fields to be filled out with the number of votes cast for each voting option should contain the number of votes cast for the relevant voting option, and a mark should be made indicating that the voting is carried out pursuant to the instructions of purchasers of shares transferred after the record date, and/or pursuant to the instructions of depositary securities owners.

A voter voting according to a power of attorney granted with respect to shares transferred after the record date, should fill out the fields opposite the uncrossed-out voting option to be filled out with the number of votes cast for the relevant voting option, with the number of votes cast for this voting option and make a mark, indicating that voting was carried out according to a power of attorney issued with respect to shares transferred after the record date (of finalizing the list of persons entitled to take part in the general meeting).

If after the record date not all votes were transferred, the voter in the field opposite a voting option left uncrossed-out, to be filled out with the number of votes cast for the relevant option should specify the number of votes cast for the voting option left, and make a mark indicating that a part of shares was transferred after the record date. If with respect to shares transferred after the record date instructions of the purchasers of such shares were received coinciding with the voting option left uncrossed-out, these votes shall be added up.

The record date to compile the list of shareholders entitled to take part in the annual general meeting is **May 5, 2003.**

82-5198

JOINT-STOCK CENTRAL TELECOMMUNICATION COMPANY

Registered office location: 23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia.
Address to receive completed ballots:
6 Degtiarny Pereulok, Building 2, Moscow, 125993, Russia.
Form of conducting the meeting –
joint attendance of shareholders with prior provision of ballots for voting
The meeting date: June 24, 2003
The meeting venue: Ekaterininski Palace, 2 Suvorovskaya Square, Moscow, Russia
Registration starts at: 9.00 am
The meeting commences at: 11.00 pm

BALLOT # 4 FOR VOTING ON THE AGENDA ITEM # 4
Approval of the Company's auditor for 2003

___

(Shareholder's name or name of organization)
Identification code:

Number of voting shares:

Number of votes:

Decision: **To approve Private JSC (ZAO) Ernst&Young Vneshaudit as the auditor of the Company for 2003**

0000000150112	*0000000150112*	*0000000150112*
FOR	**AGAINST**	**ABSTAINED**
Number of votes	Number of votes	Number of votes

Number of votes opposite a voting option is to be filled in, subject to fulfillment of at least one of the following conditions, which must be marked by a sign ☑ or ☒:

- ☐ voting is carried out pursuant to instruction of purchasers of shares transferred after the record date
- ☐ voting is carried out according to a power of attorney granted with respect to shares transferred after the record date
- ☐ a part of the shares was transferred after the record date
- ☐ voting is carried out pursuant to instructions of owners of depositary securities (securities of a foreign issuer issued in accordance with foreign law and certifying rights on shares)

Signature of the shareholder (shareholder's representative)

The ballot must be signed by the shareholder (his/her representative)
(see the back of the ballot paper)

Please, leave uncrossed-out <u>only one voting option</u>, except situations where voting is carried out pursuant to the instructions of persons who acquired shares after the record date, or owners of depositary securities.

Please, cross out the unwanted voting options!

If **more than one voting option** is left in the ballot paper, the fields to be filled out with the number of votes cast for each voting option should contain the number of votes cast for the relevant voting option, and a mark should be made indicating that the voting is carried out pursuant to the instructions of purchasers of shares transferred after the record date, and/or pursuant to the instructions of depositary securities owners.

A voter voting according to a power of attorney granted with respect to shares transferred after the record date, should fill out the fields opposite the uncrossed-out voting option to be filled out with the number of votes cast for the relevant voting option, with the number of votes cast for this voting option and make a mark, indicating that voting was carried out according to a power of attorney issued with respect to shares transferred after the record date (of finalizing the list of persons entitled to take part in the general meeting).

If after the record date not all votes were transferred, the voter in the field opposite a voting option left uncrossed-out, to be filled out with the number of votes cast for the relevant option should specify the number of votes cast for the voting option left, and make a mark indicating that a part of shares was transferred after the record date. If with respect to shares transferred after the record date instructions of the purchasers of such shares were received coinciding with the voting option left uncrossed-out, these votes shall be added up.

The record date to compile the list of shareholders entitled to take part in the annual general meeting is **May 5, 2003.**

82-5798

JOINT-STOCK CENTRAL TELECOMMUNICATION COMPANY

Registered office location: 23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia.
Address to receive completed ballots:
6 Degtiarny Pereulok, Building 2, Moscow, 125993, Russia.
Form of conducting the meeting –
joint attendance of shareholders with prior provision of ballots for voting
The meeting date: June 24, 2003
The meeting venue: Ekaterininski Palace, 2 Suvorovskaya Square, Moscow, Russia
Registration starts at: 9.00 am
The meeting commences at: 11.00 pm

03 JUN -9 7:21

BALLOT #5 FOR VOTING ON THE AGENDA ITEM #5
«Approval of a new issue of the Regulations on the General Meeting of Shareholders of the Company»

____
(Shareholder's name or name of organization)
Identification code:

Number of voting shares:

Number of votes:

Decision: **To approve the new issue of the regulations on the General Meeting of Shareholders of the Company.**

0000000150112	*0000000150112*	*0000000150112*
FOR	AGAINST	ABSTAINED
Number of votes	Number of votes	Number of votes

Number of votes opposite a voting option is to be filled in, subject to fulfillment of at least one of the following conditions, which must be marked by a sign ☑ or ☒:

☐ voting is carried out pursuant to instruction of purchasers of shares transferred after the record date

☐ voting is carried out according to a power of attorney granted with respect to shares transferred after the record date

☐ a part of the shares was transferred after the record date

☐ voting is carried out pursuant to instructions of owners of depositary securities (securities of a foreign issuer issued in accordance with foreign law and certifying rights on shares)

Signature of the shareholder (shareholder's representative)

The ballot must be signed by the shareholder (his/her representative)
(see the back of the ballot paper)

Please, leave uncrossed-out only one voting option, except situations where voting is carried out pursuant to the instructions of persons who acquired shares after the record date, or owners of depositary securities.

Please, cross out the unwanted voting options!

If **more than one voting option** is left in the ballot paper, the fields to be filled out with the number of votes cast for each voting option should contain the number of votes cast for the relevant voting option, and a mark should be made indicating that the voting is carried out pursuant to the instructions of purchasers of shares transferred after the record date, and/or pursuant to the instructions of depositary securities owners.

A voter voting according to a power of attorney granted with respect to shares transferred after the record date, should fill out the fields opposite the uncrossed-out voting option to be filled out with the number of votes cast for the relevant voting option, with the number of votes cast for this voting option and make a mark, indicating that voting was carried out according to a power of attorney issued with respect to shares transferred after the record date (of finalizing the list of persons entitled to take part in the general meeting).

If after the record date not all votes were transferred, the voter in the field opposite a voting option left uncrossed-out, to be filled out with the number of votes cast for the relevant option should specify the number of votes cast for the voting option left, and make a mark indicating that a part of shares was transferred after the record date. If with respect to shares transferred after the record date instructions of the purchasers of such shares were received coinciding with the voting option left uncrossed-out, these votes shall be added up.

The record date to compile the list of shareholders entitled to take part in the annual general meeting is **May 5, 2003.**

82-5198

JOINT-STOCK CENTRAL TELECOMMUNICATION COMPANY

Registered office location: 23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia.
Address to receive completed ballots:
6 Degtiarny Pereulok, Building 2, Moscow, 125993, Russia.
Form of conducting the meeting –
joint attendance of shareholders with prior provision of ballots for voting
The meeting date: June 24, 2003
The meeting venue: Ekaterininski Palace, 2 Suvorovskaya Square, Moscow, Russia
Registration starts at: 9.00 am
The meeting commences at: 11.00 pm

BALLOT #6 FOR VOTING ON THE AGENDA ITEM **# 6**
Determination of remuneration of members of the Company's Board of Directors

(Shareholder's name or name of organization)
Identification code:

Number of voting shares:

Number of votes:

Decision: **to approve allocation amounts (in percent) to be used for calculation of quarterly and annual remuneration of members of the Board of Directors as follows:**

- allocation of 0.0041% of the Company's revenues from sale of goods, products, works, services in a reporting quarter according to accounting reports of the Company for remuneration of each member of the Board of Director;
- allocation of 0.4% of the net profit in a reporting year according to accounting reports of the Company for remuneration of the whole Board of Directors of the Company.

0000000150112	*0000000150112*	*0000000150112*
FOR	**AGAINST**	**ABSTAINED**
Number of votes	Number of votes	Number of votes

Number of votes opposite a voting option is to be filled in, subject to fulfillment of at least one of the following conditions, which must be marked by a sign ☑ or ☒:

☐ voting is carried out pursuant to instruction of purchasers of shares transferred after the record date

☐ voting is carried out according to a power of attorney granted with respect to shares transferred after the record date

☐ a part of the shares was transferred after the record date

☐ voting is carried out pursuant to instructions of owners of depositary securities (securities of a foreign issuer issued in accordance with foreign law and certifying rights on shares)

Signature of the shareholder (shareholder's representative)

The ballot must be signed by the shareholder (his/her representative)
(see the back of the ballot paper)

Please, leave uncrossed-out **only one voting option**, except situations where voting is carried out pursuant to the instructions of persons who acquired shares after the record date, or owners of depositary securities.

Please, cross out the unwanted voting options!

If **more than one voting option** is left in the ballot paper, the fields to be filled out with the number of votes cast for each voting option should contain the number of votes cast for the relevant voting option, and a mark should be made indicating that the voting is carried out pursuant to the instructions of purchasers of shares transferred after the record date, and/or pursuant to the instructions of depositary securities owners.

A voter voting according to a power of attorney granted with respect to shares transferred after the record date, should fill out the fields opposite the uncrossed-out voting option to be filled out with the number of votes cast for the relevant voting option, with the number of votes cast for this voting option and make a mark, indicating that voting was carried out according to a power of attorney issued with respect to shares transferred after the record date (of finalizing the list of persons entitled to take part in the general meeting).

If after the record date not all votes were transferred, the voter in the field opposite a voting option left uncrossed-out, to be filled out with the number of votes cast for the relevant option should specify the number of votes cast for the voting option left, and make a mark indicating that a part of shares was transferred after the record date. If with respect to shares transferred after the record date instructions of the purchasers of such shares were received coinciding with the voting option left uncrossed-out, these votes shall be added up.

The record date to compile the list of shareholders entitled to take part in the annual general meeting is **May 5, 2003.**

Notice of a material fact (event, action) affecting the issuer's business and financial activities

Joint-Stock Company (JSC) Central Telecommunication Company
Location: *23 Proletarskaya Street, Moscow Region, Khimky, 141400, Russia*
Issuer's code: *00194-4*

The date of the material fact (event, action): *May 5, 2003*
Code of the fact (event, action): *1300194A06052003*

The date of the meeting of the Board of Directors: April 29, 2003.
The form of holding the meeting: absentee voting.
Number of the Board members: 11.
11 members of the Board took part in the absentee voting.
The quorum is reached.

Full wordings of resolutions passed the Board according to the meeting minutes:
1. to resolve that Joint-Stock Central Telecommunication Company is to carry out secured placement of 2,000,000 (two million) interest bearing documented non-convertible bearer bonds series 03 of RUR1,000 par value each.
2. to set the placement price of the interest bearing documented non-convertible bearer bonds series 03 at the par value of RUR1,000 each.
3. to determine the following specifics of the bond issue:
3.1. mode of placement: public subscription;
3.2. placement period: bond placement shall start not earlier than two weeks after disclosure of information on the state registration of the bond issue and ensuring access to the information about the bond issue of all potential buyers. The exact date of the bond placement start shall be determined by the Board of Directors of JSC Central Telecommunication Company; and potential buyers shall be notified of it by the Company at least 5 days before the placement start. The placement end date shall be the earliest of the following dates (events) (whichever occurs earlier):
a) the fifteenth working day from the bond placement date; b) the placement of the last bond of the issue. However, the placement end date shall not be later than 12 months after the state registration of the bond issue.
Bond placement shall be carried out through sale-purchase deals at the bond placement price. Making bond placement deals shall start on the first day of the bond placement period and end on the last day of the placement period.
Bond placement deals shall be made by submitting specific applications pursuant to terms and conditions set forth in documents of Private Joint-Stock Company Moscow inter-bank currency exchange (MICEX).
3.3. The bond placement price is equal to the bond par value.
3.4. Payments in respect of bond placement shall be made in cash in Russian Roubles (RUR).
3.5. Maturity of the bonds of the issue falls on the 1095 (one thousand and ninety ninth) day since the start of the placement period. The start and end of the redemption at maturity period coincide.
3.6. Payments related to bond redemption at maturity and bond income shall be made in cash in Russian roubles.
3.7. There shall be no bond redemption before maturity.

4. to approve ACB Moscow Business World (JSC), Private JSC IC-Troyka-Dialogue as the issue co-arrangers and underwriters.

Results of the vote on the resolution:

"For" - 11, "Against" - 0, "Abstained" - 0.
Pursuant to Article 14.8 of the Company Charter a decision on the issue should be passed by a majority of the votes of the directors taking part in the meeting.

R.Amaryan
General Director

Corporate seal

82-5798

Открытое акционерное общество "Центральная телекоммуникационная компания"
ИНН 5000000970

Notice of a material fact (event, action) affecting the issuer's business and financial activities

Joint-Stock Company (JSC) Central Telecommunication Company
Location: ***23 Proletarskaya Street, Moscow Region, Khimky, 141400, Russia***
Issuer's code: ***00194-4***

The date of the material fact (event, action): ***April 30, 2003***
Code of the fact (event, action): ***0900194A30042003***

Growth of profit in 4Q2002 resulted from the reorganization of the issuer (regional operators in Russia's Central and Central Black Soil areas were merged into JSC CenterTelecom).

Loss in 3Q2002 was RUR43,224,000
Profit in 1Q2003 was RUR146 506 000
Change in the profit in absolute terms: RUR –189,730,000
Relative change of profit: 438.9%

R.Amaryan
General Director

L.Nedovesova
Acting Chief Accountant
Corporate seal

82-5798

Notice of a material fact (event, action) affecting the issuer's business and financial activities

Joint-Stock Company (JSC) Central Telecommunication Company
Location: ***23 Proletarskaya Street, Moscow Region, Khimky, 141400, Russia***
Issuer's code: ***00194-4***

The date of the material fact (event, action): ***April 30, 2003***
Code of the fact (event, action): ***0900194A30042003***

Growth of profit in 1Q2003 resulted from increased sales, reduced costs of telecommunications service provision and decreased non-sales expenses.

Profit in4Q2002 was RUR146,506,000
Profit in 1Q2003 was RUR586 876 000
Change in the profit in absolute terms: RUR – 440,370,000
Relative change of profit: 400.6 %

R.Amaryan
General Director

L.Nedovesova
Acting Chief Accountant
Corporate seal

Notice of a material fact (event, action) affecting the issuer's business and financial activities

Joint-Stock Company (JSC) Central Telecommunication Company
Location: ***23 Proletarskaya Street, Moscow Region, Khimky, 141400, Russia***
Issuer's code: ***00194-4***

The date of the material fact (event, action): ***April 22, 2003***
Code of the fact (event, action): ***1100194A22042003***

Joint-Stock Central Telecommunication Company paid the second coupon income attached to the bonds.
Type of securities: Documentary interest bearing non-convertible bearer bonds series 02.
Due date of bond income payment: April 22, 2003
Income paid per bond on the second coupon: RUR 99.73
Total number of series 02 bonds: 600,000
Form of bond's income payment: in cash.

R.Amaryan
General Director